UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ProUroCare Medical Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74373C107

(CUSIP Number)

Maurice R. Taylor

CHdiagnostics LLC

One Carlson Parkway, Suite 124

Plymouth, MN 55447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Maurice R. Taylor II NA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 838,053(1)

	6.	Shared Voting Power 286,964(2)

	7.	Sole Dispositive Power 261,571(3)

	8.	Shared Dispositive Power 863,446(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,017(1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 652,053 shares of common stock held directly, and options to acquire 186,000 shares of common stock which are currently exercisable or exercisable within 60 days at $1.13 per share.

(2)

Includes 18,750 shares of common stock held by Clinical Network Management Corp., and 265,714 shares held by Clinical Network, Inc., with respect to each of which Mr. Taylor is a managing officer and majority owner, and 2,500 shares held by his spouse.

(3)	Includes 75,571 shares of common stock held directly, and options to acquire 186,000 shares of common stock which are currently exercisable or exercisable within 60 days at $1.13 per share.

(4)

Includes 18,750 shares of common stock held by Clinical Network Management Corp., and 265,714 shares held by Clinical Network, Inc., with respect to each of which Mr. Taylor is a managing officer and majority owner, 576,482 shares pledged as collateral on a personal loan and 2,500 shares held by his spouse.

Item 1.
	(a)	Name of Issuer ProUroCare Medical Inc.
	(b)	Address of Issuer’s Principal Executive Offices The address of the principal executive offices of the Issuer is 5500 Wayzata Blvd., Suite 310, Wayzata, MN 55416.

Item 2.
	(a)	Name of Person Filing Maurice R. Taylor
	(b)	Address of Principal Business Office or, if none, Residence Mr. Taylor’s principal business address is One Carlson Parkway, Suite 124, Plymouth, MN 55447.
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
	(e)	CUSIP Number 74373C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,125,017
(b) Percent of class: 7.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 838,053(1)
(ii) Shared power to vote or to direct the vote 286,964(2)
(iii) Sole power to dispose or to direct the disposition of 261,571(3)
(iv) Shared power to dispose or to direct the disposition of 863,446(4)

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NA

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
NA

Item 8.	Identification and Classification of Members of the Group
NA

Item 9.	Notice of Dissolution of Group
NA

Item 10.	Certification
NA

(1)	Includes 652,053 shares of common stock held directly, and options to acquire 186,000 shares of common stock which are currently exercisable or exercisable within 60 days at $1.13 per share.

(2)

Includes 18,750 shares of common stock held by Clinical Network Management Corp., and 265,714 shares held by Clinical Network, Inc., with respect to each of which Mr. Taylor is a managing officer and majority owner, and 2,500 shares held by his spouse.

(3)	Includes 75,571 shares of common stock held directly, and options to acquire 186,000 shares of common stock which are currently exercisable or exercisable within 60 days at $1.13 per share.

(4)

Includes 18,750 shares of common stock held by Clinical Network Management Corp., and 265,714 shares held by Clinical Network, Inc., with respect to each of which Mr. Taylor is a managing officer and majority owner, 576,482 shares pledged as collateral on a personal loan and 2,500 shares held by his spouse.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2007
Date
/s/Maurice R. Taylor II
Signature
Maurice R. Taylor II
Name/Title